Exhibit 99.3

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended March 31, 2019

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2019	Year ended March 31, 2019	Quarter ended March 31, 2018
Total income from operations (net)	151,925	593,404	138,243
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,001	115,415	22,621
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,001	115,415	22,621
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,937	90,173	18,006
Total Comprehensive Income after tax	25,945	91,196	17,456
Equity Share Capital	12,068	12,068	9,048
Reserves excluding Revaluation Reserve	556,048	556,048	473,888
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.13	14.99	3.00
Diluted:	4.12	14.95	3.00

The audited interim consolidated financial results of the Company for the three months and year ended March 31, 2019 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2019. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2019	Year ended March 31, 2019	Quarter ended March 31, 2018
Total income from operations (net)	151,609	590,189	137,686
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,003	115,422	22,623
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,003	115,422	22,623
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,939	90,179	18,008
Total Comprehensive Income after tax	25,979	90,979	17,386
Equity Share Capital	12,068	12,068	9,048
Reserves excluding Revaluation Reserve	552,158	552,158	470,215
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.13	14.99	3.00
Diluted:	4.12	14.95	3.00

The audited interim consolidated financial results (under Ind AS) of the Company for the three months and year ended March 31, 2019 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2019. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2019	Year ended March 31, 2019	Quarter ended March 31, 2018
Total income from operations (net)	123,958	481,238	114,340
Net Profit / (Loss) before tax, exceptional and extraordinary items	21,828	98,705	22,183
Net Profit / (Loss) before tax but after exceptional and extraordinary items	21,828	98,705	22,183
Net Profit / (Loss) after tax, exceptional and extraordinary items	15,660	76,140	17,572
Total Comprehensive Income after tax	17,286	77,386	14,392
Equity Share Capital	12,068	12,068	9,048
Reserves excluding Revaluation Reserve	481,852	481,852	413,578
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	2.61	12.67	2.93
Diluted:	2.60	12.64	2.92

The audited interim financial results of the Company for the three months and year ended March 31, 2019 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2019. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.

On April 16, 2019, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 323,076,923 equity shares of ₹ 2 each (representing 5.35% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 325 per equity share for an aggregate amount not exceeding ₹ 105,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy-Back of Securities) Regulations, 2018.

By Order of the Board,
For Wipro Ltd.
Place: Bengaluru	Azim H Premji
Date: April 16, 2019	Chairman & Managing Director

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560 035, India

Website: www.wipro.com | Email id: info@wipro.com | Tel: +91-80-2844 0011 | Fax: +91-80-2844 0054

CIN: L32102KA1945PLC020800